Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2010

This management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Penn West Energy Trust (“Penn West”, “We”, “Us” or “Our”) for the three months ended March 31, 2010 and the audited consolidated financial statements and MD&A for the year ended December 31, 2009. The date of this MD&A is May 4, 2010.

All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Please refer to our disclaimer on forward-looking statements at the end of this MD&A. The calculations of barrels of oil equivalent (“boe”) are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading, particularly if used in isolation as it is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Measures including funds flow, funds flow per unit-basic, funds flow per unit-diluted, netback, payout ratio and net debt included in this MD&A are not defined in generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and asset retirement expenditures. Funds flow is used to assess our ability to fund distributions and planned capital programs. See “Calculation of Funds Flow” below. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions and to economically rank projects. Refer to “Netbacks” below. Payout ratio is calculated as distributions paid divided by funds flow which is used to assess the adequacy of retained funds flow to finance capital programs. Net debt is the sum of long-term debt, convertible debentures and working capital (excluding risk management and future income taxes) and is used to assess our leverage levels and hence the continuing appropriateness of our distribution and capital investment levels. Reconciliations of funds flow to its nearest measure prescribed by GAAP are provided below.

Calculation of Funds Flow
	Three months ended March 31
(millions, except per unit amounts)	2010	2009
Cash flow from operating activities	$341	$282
Increase (decrease) in non-cash working capital	(12)	51
Asset retirement expenditures	15	15
Funds flow	$344	$348

Basic per unit	$0.81	$0.87
Diluted per unit	$0.80	$0.87

2010 FIRST QUARTER REPORT 3

First Quarter Highlights

Key financial and operational results for the first quarter 2010 were as follows:

•	Production averaged 164,587 boe per day and was weighted 59 percent to oil and 41 percent to natural gas.
•	Net debt was reduced by approximately $423 million in the first quarter of 2010.
•
Exploration and development capital expenditures, excluding net asset dispositions, totalled $263 million compared to $181 million in the first quarter of 2009. During the first quarter of 2010 we closed net property dispositions of $444 million (2009 - $140 million). Approximately 98 percent of our drilling activity during the quarter utilized horizontal multi-stage fracture technology.

•
Funds flow in 2010 was $344 million compared to $348 million in the first quarter of 2009. Increases in crude oil prices were offset by realized hedging losses and production declines as a result of recent property dispositions which led to the year over year figures remaining relatively unchanged.

•
Net income was $77 million compared to a net loss of $98 million in the first quarter of 2009. The increase in net income in the first quarter of 2010 was mainly due to increases in revenues as a result of higher crude oil prices in addition to unrealized risk management and foreign exchange gains.

•	Netbacks were $28.34 per boe compared to $25.66 per boe in the first quarter of 2009. This increase was primarily the result of stronger crude oil prices.
•
Distribution levels are currently set at $0.15 per unit, per month, for each of May, June and July 2010, subject to maintenance of current forecasts of commodity prices, production levels and capital budget.

•
On April 30, 2010, we closed the renewal of our unsecured, revolving syndicated bank facility for three years with an aggregate borrowing limit of $2.25 billion. Under our new facility, our current unused credit capacity is approximately $1.1 billion.

Quarterly Financial Summary
(millions, except per unit and production amounts) (unaudited)

Three months ended	Mar. 31 2010	Dec. 31 2009	Sep. 30 2009	June 30 2009	Mar. 31 2009	Dec. 31 2008	Sep. 30 2008	June 30 2008
Gross revenues (1)	$806	$831	$800	$791	$781	$968	$1,235	$1,312
Funds flow	344	366	349	430	348	490	662	753
Basic per unit	0.81	0.87	0.84	1.05	0.87	1.27	1.73	2.00
Diluted per unit	0.80	0.86	0.83	1.05	0.87	1.26	1.71	1.98
Net income (loss)	77	(12)	7	(41)	(98)	404	1,062	(323)
Basic per unit	0.18	(0.03)	0.02	(0.10)	(0.25)	1.05	2.78	(0.86)
Diluted per unit	0.18	(0.03)	0.02	(0.10)	(0.25)	1.04	2.73	(0.86)
Distributions declared	190	189	188	188	276	393	391	384
Per unit	$0.45	$0.45	$0.45	$0.45	$0.69	$1.02	$1.02	$1.02
Production
Liquids (bbls/d) (2)	96,317	101,636	104,583	104,070	105,643	105,644	106,898	109,417
Natural gas (mmcf/d)	410	411	441	459	447	476	500	487
Total (boe/d)	164,587	170,164	178,124	180,601	180,096	184,908	190,177	190,515

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes crude oil and natural gas liquids.

2010 FIRST QUARTER REPORT 4

Financial Markets

Financial markets continued to improve during the first quarter of 2010 as many believe the global recession has ended and concerns regarding market volatility and the health of the credit markets seem to have abated. In response to improving credit markets, we extended our debt maturities by issuing additional senior notes and renewing our bank facility in the spring of 2010. Acquisition and disposition activity continues to increase in the oil and gas sector. The price of crude oil continues to strengthen as WTI reached an 18-month high during the first quarter of 2010 and increased further during April 2010 reaching approximately US$87.00 per barrel. The price of natural gas remains near cyclical lows as supply continues to outpace demand. The outlook for crude oil prices for the remainder of 2010 is positive which has led us to focus our 2010 capital budget on our large light-oil resource plays, including the Cardium, Dodsland and Waskada.

In January 2010, we closed the previously announced asset swap (the “January 2010 asset swap”) which increased our position in our light-oil plays in Pembina and Dodsland in exchange for certain interests in the Leitchville area. We also received cash consideration of approximately $434 million from the transaction.

In March 2010, we further diversified our debt structure through the completion of a private placement of senior, unsecured notes (the “2010 Notes”) for approximately US$250 million plus CAD$50 million. The 2010 notes consist of terms from five years to 15 years, with an average term of 8.6 years and bear a weighted average fixed interest rate of approximately 5.5 percent. On April 30, 2010, we closed the renewal of our unsecured, revolving syndicated bank facility with a term of three years and an aggregate borrowing limit of $2.25 billion. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. The facility is extendible and expires on April 30, 2013. These transactions are consistent with the improving markets and our strategy of maintaining our financial flexibility as we convert to an exploration and production (“E&P”) company.

Commodity Markets

Business Environment

The commodity markets are still recovering from the effects of the 2008 financial crisis as the demand for crude oil and refined products has not fully recovered to pre-recession levels in North America and Europe. To date, the economic recovery has been stronger in China and the developing economies, which resulted in recent demand growth for energy products in these regions. Energy demand growth in China has returned to levels similar to those before the financial crisis which has significantly reduced global inventory levels of crude oil and refined products from recent highs.

As the global recovery continues it is expected that economic growth and the resultant energy demand growth in North America and other developed economies of the world will occur. When this happens, the supply of both oil and natural gas could tighten to levels not experienced since the period pre-financial crisis.

Crude Oil

In the first quarter of 2010, WTI crude oil prices averaged US$78.79 per barrel compared to US$76.17 per barrel in the fourth quarter of 2009 and US$43.21 per barrel in the first quarter of 2009. The year over year increase in price is consistent with the substantial reduction of global crude oil and refined product inventories. Current industry forecasts generally support crude oil prices remaining at approximately current levels over the coming months. Over the past year, non-OPEC production has been slightly higher than forecast due to the return to more normal capital programs by oil producers after significant reductions during the financial crisis. Many analysts report that OPEC currently has cyclically high unutilized oil production capacity and that despite steady increases in production and pricing over the past year production quota compliance remains high.

2010 FIRST QUARTER REPORT 5

Our average crude oil and liquids price for the first quarter, before the impact of the realized portion of risk management, was $70.98 per barrel compared to $42.61 per barrel for the same period last year. This higher price is largely attributable to the increase in the benchmark WTI price and tighter quality differentials for Canadian crudes with heavier or sour attributes. Partially offsetting this is the significant appreciation year over year of the Canadian-U.S. dollar exchange rate.

Currently, we have approximately 34 percent of our remaining 2010 crude oil production hedged between US$60.11 per barrel and US$75.72 per barrel. Additionally, we have approximately 25 percent of our 2011 crude oil production hedged between US$81.00 per barrel and US$92.70 per barrel.

Natural Gas

In the first quarter of 2010, the AECO Monthly Index averaged $5.07 per GJ compared to $4.01 per GJ in the fourth quarter of 2009 and $5.34 per GJ in the first quarter of 2009. New technology combining horizontal drilling with multiple fractures has made accessible tight and unconventional gas plays that were previously deemed uneconomic. This technology has led to the emergence of large shale gas plays across North America and other parts of the world. A portion of the additional supply from these sources coincided with a period of reduced demand due to the financial crisis, which resulted in downward pressure on prices. U.S. industrial demand for natural gas was particularly affected by the financial crisis. Although the timing of industrial demand recovery remains uncertain, current prices could present opportunities for natural gas to displace a portion of power generation from coal and to provide energy in non-traditional markets such as heavy truck transportation.

Our corporate average gas price for the first quarter of 2010, before the impact of the realized portion of risk management was $5.46 per mcf compared to $5.37 per mcf for the same period last year.

For the remainder of 2010, we have approximately 18 percent of our natural gas production hedged between $5.93 per GJ and $8.08 per GJ.

RESULTS OF OPERATIONS

Production
	Three months ended March 31
Daily average production	2010	2009	% change
Light oil and NGL (bbls/d)	76,434	79,315	(4)
Heavy oil (bbls/d)	19,883	26,328	(24)
Natural gas (mmcf/d)	410	447	(8)
Total production (boe/d)	164,587	180,096	(9)

Production of 164,587 boe per day in the first quarter of 2010 was lower than the 170,164 boe per day produced in the fourth quarter of 2009. The decrease from the fourth quarter of 2009 was primarily due to the full effect of the Lloydminster property disposition (the “November 2009 property disposition”) which contributed to 4,000 boe per day of the decline, predominantly of heavy oil. In addition, the close of the January 2010 asset swap resulted in the net disposition of approximately 2,400 boe per day. We remain committed to focusing our asset base and creating efficiencies throughout the organization in preparation for our conversion to an E&P company.

When economic to do so, we strive to maintain an appropriate mix of liquids and natural gas production in order to reduce exposure to price volatility that can affect a single commodity. In the first quarter of 2010, crude oil and NGL production averaged 96,317 barrels per day (59 percent of production) and natural gas production averaged 410 mmcf per day (41 percent of production).

We drilled 65 net wells with a success rate of 100 percent in the first quarter of 2010 compared to 21 net wells at a success rate of 95 percent in the same period of 2009. Excluding stratigraphic and service wells, approximately 98 percent of our drilling activity during the quarter (48 net horizontal wells) utilized horizontal multi-stage fracture technology.

2010 FIRST QUARTER REPORT 6

Average Sales Prices

	Three months ended March 31
	2010	2009	% change

Light oil and liquids (per bbl)	$72.72	$44.50	63
Risk management gain (loss) (per bbl) (1)	(2.53)	17.52	-
Light oil and liquids net (per bbl)	70.19	62.02	13

Heavy oil (per bbl)	64.31	36.92	74

Natural gas (per mcf)	5.46	5.37	2
Risk management gain (per mcf) (1)	0.22	0.77	(71)
Natural gas net (per mcf)	5.68	6.14	(7)

Weighted average (per boe)	55.12	38.30	44
Risk management gain (loss) (per boe) (1)	(0.62)	9.63	-
Weighted average net (per boe)	$54.50	$47.93	14

 (1) Gross revenues include realized gains and losses on commodity contracts.

2010 FIRST QUARTER REPORT 7

Netbacks

	Three months ended March 31
	2010	2009	% change
Light oil and NGL
Production (bbls/day)	76,434	79,315	(4)
Operating netback (per bbl):
Sales price	$72.72	$44.50	63
Risk management gain (loss) (1)	(2.53)	17.52	-
Royalties	(14.37)	(7.28)	97
Operating costs	(20.58)	(19.84)	4
Netback	$35.24	$34.90	1
Heavy oil
Production (bbls/day)	19,883	26,328	(24)
Operating netback (per bbl):
Sales price	$64.31	$36.92	74
Royalties	(9.65)	(3.88)	100
Operating costs	(16.50)	(15.79)	5
Transportation	(0.09)	(0.05)	80
Netback	$38.07	$17.20	100
Total liquids
Production (bbls/day)	96,317	105,643	(9)
Operating netback (per bbl):
Sales price	$70.98	$42.61	67
Risk management gain (loss) (1)	(2.01)	13.15	-
Royalties	(13.40)	(6.43)	100
Operating costs	(19.74)	(18.83)	5
Transportation	(0.02)	(0.01)	100
Netback	$35.81	$30.49	17
Natural gas
Production (mmcf/day)	410	447	(8)
Operating netback (per mcf):
Sales price	$5.46	$5.37	2
Risk management gain (1)	0.22	0.77	(71)
Royalties	(0.86)	(1.22)	(30)
Operating costs	(1.63)	(1.56)	4
Transportation	(0.22)	(0.21)	5
Netback	$2.97	$3.15	(6)
Combined totals
Production (boe/day)	164,587	180,096	(9)
Operating netback (per boe):
Sales price	$55.12	$38.30	44
Risk management gain (loss) (1)	(0.62)	9.63	-
Royalties	(9.99)	(6.80)	47
Operating costs	(15.61)	(14.93)	5
Transportation	(0.56)	(0.54)	4
Netback	$28.34	$25.66	10

(1)	Gross revenues include realized gains and losses on commodity contracts.

2010 FIRST QUARTER REPORT 8

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

		Three months ended March 31
(millions)	2010	2009	% change
Light oil and NGL	$482	$447	8
Heavy oil	115	87	32
Natural gas	209	247	(15)
Gross revenues (1)	$806	$781	3

(1)	Gross revenues include realized gains and losses on commodity contracts.

The increase in revenue for 2010 from the comparative period in 2009 was mainly the result of higher crude oil prices offset by realized hedging losses. For 2010, light oil and liquid prices were 63 percent higher and heavy oil prices were 74 percent higher, however, realized hedging gains declined by approximately $165 million from 2009.

Reconciliation of increase in Production Revenues

 (millions)
Gross revenues – January 1 – March 31, 2009	$781
Decrease in light oil and NGL production	(16)
Increase in light oil and NGL prices (including realized risk management)	51
Decrease in heavy oil production	(21)
Increase in heavy oil prices	49
Decrease in natural gas production	(21)
Decrease in natural gas prices (including realized risk management)	(17)
Gross revenues – January 1 – March 31, 2010	$806

Royalties

		Three months ended March 31
	2010	2009	% change
Royalties (millions)	$148	$110	35
Average royalty rate (1)	18%	18%	-
$/boe	$9.99	$6.80	47

(1)	Excludes effects of risk management activities.

For the first quarter of 2010, royalty rates remained consistent with the prior year as crude oil price increases were offset by the effect of the Alberta royalty programs which became effective in 2009.

The per boe amount increased in the first quarter of 2010 as a result of an increase in the light and heavy oil prices in comparison to the first quarter of 2009.

2010 FIRST QUARTER REPORT 9

Alberta Royalty Modifications

On March 11, 2010, the Government of Alberta announced changes to its royalty structure effective January 1, 2011. These modifications include a reduction in the maximum royalty rate from current levels of 50 percent to 40 percent for conventional oil and from 50 percent to 36 percent for natural gas. Importantly, the current incentive allowing a maximum five percent royalty rate on the first year of production from new conventional oil and natural gas wells will remain in effect under the modified framework. Additionally, the Government of Alberta undertook to review the royalty price/ production/ rate curves which may lead to subsequent modifications for all production types. The Government of Alberta has indicated that changes to the royalty curves, if any, will be announced prior to May 31, 2010. Accordingly, we cannot estimate the full impact of the modifications until that time.

Expenses

	Three months ended March 31
(millions)	2010	2009	% change
Operating	$231	$242	(5)
Transportation	9	9	-
Financing	40	40	-
Unit-based compensation	$13	$12	8

	Three months ended March 31
(per boe)	2010	2009	% change
Operating	$15.61	$14.93	5
Transportation	0.56	0.54	4
Financing	2.72	2.47	10
Unit-based compensation	$0.89	$0.75	19

Operating

The increase in 2010 operating costs per boe compared to 2009 was partially due to an increase in our realized losses on electricity contracts which were approximately $6 million for the first quarter of 2010 (2009 - $2 million). The remaining increase is the result of a decline in production due to the November 2009 property disposition and the January 2010 asset swap. The effect of the realized losses is shown in the table below:

	Three months ended March 31
(per boe)	2010	2009	% change
Operating costs	$15.61	$14.93	5
Realized loss on electricity contracts	(0.38)	(0.10)	100
Operating costs excluding realized loss	$15.23	$14.83	3

Financing

On April 30, 2010, Penn West Petroleum Ltd. (“the Company”) closed the renewal of its unsecured, revolving syndicated bank facility for three years with an aggregate borrowing limit of $2.25 billion. The facility is extendible and expires on April 30, 2013. The new credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. Under the new credit facility, the Company currently has approximately $1.1 billion of unused credit capacity available.

2010 FIRST QUARTER REPORT 10

As at March 31, 2010, the Company had $1.6 billion of senior unsecured notes outstanding as follows:

	Issue date	Amount (millions)	Term	Average interest rate
2007 Notes	May 31, 2007	US$475	8 – 15 years	5.80 percent
2008 Notes	May 29, 2008	US$480, CAD$30	8 – 12 years	6.25 percent
UK Notes	July 31, 2008	£57	10 years	6.95 percent (1)
2009 Notes	May 5, 2009	US$154, £20, €10, CAD$5	5 – 10 years	8.85 percent (2)
2010 Notes	March 16, 2010	US$250, CAD$50	5 – 15 years	5.50 percent

(1)
These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.

(2)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively.

On March 16, 2010, the Company closed the private placement of the 2010 Notes with an aggregate principal amount of approximately US$250 million plus CAD$50 million. The 2010 Notes have a weighted average term of 8.6 years and bear a weighted average fixed interest rate of approximately 5.5 percent. The Company used the proceeds of the issue to repay advances on its syndicated bank facility.

In June 2008, the Company completed all requirements to enable the sale of trust units by way of “at-the-market distributions” on both the TSX and the NYSE. Penn West may issue and sell up to 20,000,000 trust units from time to time at its discretion during a period of up to 25 months. The trust units will be distributed at the current market price at the time of sale. To date, no trust units have been issued under these facilities.

At March 31, 2010, the Company had the following interest rate swaps outstanding:
Effective date	Termination date	Initial term	Nominal amount (millions)	Fixed rate (percent)
June 2008	June 2010	2 – years	$50	3.68
November 2008	November 2010	2 – years	$250	2.27
December 2008	December 2011	3 – years	$500	1.61
January 2009	January 2014	5 – years	$600	2.71
June 2010	January 2014	3.5 – years	$50	1.94

The interest rates on the un-hedged balance of the Company’s bank debt are subject to fluctuations in the short-term money market rates as advances on the bank facility are generally held in short-term money market instruments. As at March 31, 2010, none of the balance (2009 – 26 percent) of our long-term debt instruments was exposed to changes in short-term interest rates. On March 31, 2010 our fixed interest rate debt (including the effects of interest rate swaps) had a weighted average rate of approximately 4.6 percent (2009 – 4.4 percent).

Financing charges in the first quarter of 2010 are consistent year over year primarily due to a lower average balance outstanding under our syndicated bank facility and lower interest rates on short-term money market instruments offset by a higher percentage of our debt capital being held in senior unsecured notes compared to the prior period. The Company’s senior unsecured notes contain higher fixed interest rates than the syndicated bank facilities. Notwithstanding the current interest rate differentials, we believe the long-term nature of the senior notes is favourable for a portion of our debt capital structure.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the first quarter of 2010 an expense of $6 million (2009 – $2 million) was recognized to reflect that the floating interest rate decreased compared to the fixed interest rate transacted under our financial instruments.

2010 FIRST QUARTER REPORT 11

Unit-Based Compensation

Unit-based compensation expense is related to Penn West’s Trust Unit Rights Incentive Plan (“TURIP”) and its Long-Term Retention and Incentive Plan (“LTRIP”), which was implemented in the first quarter of 2010. The TURIP is based on the fair value of trust unit rights issued, determined using a Binomial Lattice option-pricing model. The fair value of rights issued is amortized over the remaining vesting periods on a straight-line basis and is allocated to operating and general and administrative expense accordingly. The value of the LTRIP is charged to income based on the intrinsic value calculated using our unit price at the end of the reporting period multiplied by the number of LTRIP awards outstanding. The amount is accrued over the vesting period as service is completed by each employee and is allocated to operating and general and administrative expense based on a graded vesting schedule. Subsequent increases and decreases in the underlying unit price will result in increases and decreases, respectively, to the underlying accrued obligation until settlement.

		Three months ended March 31
(millions)	2010	2009	% change
TURIP
Operating expense	$3	$3	-
General and administrative expense	10	9	11
LTRIP
Operating expense	-	-	-
General and administrative expense	-	-	-
Unit-based compensation expense	$13	$12	8

At March 31, 2010, there was an insignificant amount charged to income related to the LTRIP. The unit price used in the intrinsic value calculation was $21.51 (March 31, 2009 – N/A).

General and Administrative Expenses (“G&A”)

		Three months ended March 31
(millions, except per boe amounts)	2010	2009	% change
Gross	$48	$49	(2)
Per boe	3.21	3.00	7
Net (including unit-based compensation)	44	41	7
Per boe	2.98	2.53	18
Net (excluding unit-based compensation)	34	32	6
Per boe	$2.31	$1.99	16

For the first quarter of 2010, gross costs remained fairly consistent compared to the first quarter of 2009. The increase in the net cost per boe in the first quarter of 2010 was primarily due to lower production volumes compared to 2009.

Depletion, Depreciation and Accretion (“DD&A”)

		Three months ended March 31
(millions, except per boe amounts)	2010	2009	% change
Depletion of oil and natural gas assets	$332	$375	(11)
Accretion of asset retirement obligations	10	10	-
Total DD&A	342	385	(11)
DD&A expense per boe	$23.08	$23.78	(3)

DD&A for the first quarter of 2010 decreased compared to the prior year as a result of a lower DD&A rate and lower production volumes due to the November 2009 property disposition and January 2010 asset swap.

2010 FIRST QUARTER REPORT 12

Taxes

		Three months ended March 31
(millions)	2010	2009	% change
Future income tax (recovery)	$(22)	$(116)	(81)

Under our current structure, the operating entities make interest and royalty payments to the Trust, which transfers taxable income to the Trust level, eliminating income subject to corporate income taxes in the operating entities. The Trust eliminates its taxable income, in part, by deducting distributions paid to its unitholders. Under the Specified Investment Flow-Through (“SIFT”) legislation, which was enacted in June 2007 and is effective January 1, 2011, distributions will no longer be tax deductible by the Trust. If the Trust was to continue in its current form, the Trust would be taxed on its income similar to corporations after the effective date; however, the amount of taxable income transferred to the Trust level and taxed as such is for the most part discretionary.

Future income taxes arise from differences between the accounting and tax basis of assets and liabilities. The estimate of future income taxes is based on the current tax status of the Trust, enacted legislation and management’s best estimates of future events. Certain events that could materially affect future income taxes, such as acquisitions and dispositions and modifications to the distribution policy, are not reflected under Canadian GAAP until the events occur and the related legal requirements have been fulfilled.

The future income tax recovery through income in the first quarter of 2010 was $22 million compared to $116 million in 2009. The comparative figure in 2009 included $36 million related to unrealized risk management losses and $65 million related to legislation enacted during the year by the Government of Canada which reduced the provincial component of the SIFT tax rate from 13 percent to 10 percent.

Update on SIFT Tax and Corporate Conversion

On June 12, 2007, the Government of Canada enacted legislation implementing a new tax (the “SIFT Tax”) on certain publicly traded income trusts and limited partnerships, referred to as SIFT entities. The purpose of the SIFT Tax was to impose a tax structure on SIFT entities similar to that of public corporations. Provided SIFT entities adhere to guidelines with respect to limitations on the amount of new equity issued, the SIFT Tax becomes effective on January 1, 2011. Currently, we can issue approximately $13 billion of equity anytime between now and 2011 without prematurely triggering the SIFT Tax.

On March 12, 2009, federal legislation was enacted which provided that the provincial component of the SIFT tax be based on provincial corporate income tax rates where the SIFT has a permanent establishment rather than using a flat 13.0 percent rate which under the original rules was equally applicable to all SIFT entities. Under the new rules, we currently have our only permanent establishment in the Province of Alberta thus the combined SIFT tax rate applicable to us will now be 26.5 percent in 2011 and 25.0 percent in 2012 and thereafter.

Also included in the March 12, 2009 legislation were detailed rules providing for the tax-free conversion of SIFT entities into public corporations (the “SIFT Conversion Rules”). These rules enable the conversion of a SIFT entity into a corporation without undue tax consequences for the SIFT entity or its investors. The opportunity for a SIFT entity to apply these relieving provisions is available until the end of 2012.

As we move towards a conventional E&P structure, we are targeting a level of return which will include a combination of organic growth and yield. Further details and the precise timing of this conversion will be disclosed in the months ahead.

2010 FIRST QUARTER REPORT 13

We currently have a significant tax pool base. Based on current commodity prices, we forecast we could use these pools, as a trust or corporation, to shelter our taxable income for an extended period after the effective date of the SIFT Tax. Distributions prior to conversion to a corporation which are sheltered by tax pools are not immediately taxable to the Trust or to unitholders. To the extent tax pools are insufficient to shelter distributions after 2010 (and prior to corporate conversion), the SIFT Tax would be payable and distributions of this income would generally be considered taxable dividends to unitholders taxed at a lower rate than current distributions of income as they will generally be eligible for the dividend tax credit. As a result, the SIFT Tax should not adversely affect Canadian investors who hold Penn West units in a taxable account. Subsequent to a conversion to a corporation, shareholders will generally receive taxable dividends eligible for the dividend tax credit.

Foreign Exchange

		Three months ended March 31
(millions)	2010	2009	% change
Unrealized foreign exchange (gain) loss	$(55)	$43	-

We record unrealized foreign exchange gains or losses to translate the U.S., UK and Euro notes and the accrued interest made on these notes to Canadian dollars using the exchange rates in effect on the balance sheet date. The $55 million gain during 2010 was primarily due to the weakening of the US dollar relative to the Canadian dollar of which $52 million related to changes to our senior unsecured notes and $3 million related to changes in our working capital balances.

Funds Flow and Net Income (Loss)

	Three months ended March 31
	2010	2009	% change
Funds flow (1) (millions)	$344	$348	(1)
Basic per unit	0.81	0.87	(7)
Diluted per unit	0.80	0.87	(8)

Net income (loss) (millions)	77	(98)	-
Basic per unit	0.18	(0.25)	-
Diluted per unit	$0.18	$(0.25)	-

(1)	Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

Funds flow in the first quarter of 2010 was comparable to the first quarter of 2009. The rise in crude oil prices during this quarter was offset by realized hedging losses and production declines as a result of recent property dispositions which kept funds flow relatively unchanged year over year. The increase in net income in the first quarter of 2010 was mainly due to increases in revenues as a result of higher crude oil prices in addition to unrealized risk management and foreign exchange gains.

2010 FIRST QUARTER REPORT 14

Goodwill

(millions)	March 31, 2010	December 31, 2009
Balance, beginning and end of period	$2,020	$2,020

We recorded goodwill on our acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust. We determined there was no goodwill impairment at March 31, 2010.

Capital Expenditures

	Three months ended March 31
(millions)	2010	2009
Land acquisition and retention	$39	$6
Drilling and completions	171	61
Facilities and well equipping	46	109
Geological and geophysical	5	3
CO2 pilot costs	2	-
Corporate	-	2
Exploration and development capital expenditures	263	181

Property dispositions, net	(444)	(140)

Total expenditures (dispositions)	$(181)	$41

We drilled 65 net wells in the first quarter of 2010 (2009 – 21) resulting in 44 net oil wells, five net natural gas wells and 16 stratigraphic and service wells with a success rate of 100 percent (2009 – 95 percent).

In 2010, we increased our capital spending compared to 2009 due to stronger commodity and other markets resulting in an increase in drilling and completions. Additionally, we were active in land purchases to further enhance our position in our key resource plays. The 2010 capital program is weighted towards our large oil resource plays, including the Cardium, Dodsland and Waskada.

For the quarter ended March 31, 2010, asset retirement obligations were reduced by $2 million (2009 - $5 million reduction) reflecting net property dispositions.

CO2 pilot costs represent capital expenditures related to the Pembina and South Swan Hills CO2 pilot projects, including the cost of injectants, for which no incremental reserves have been booked.

2010 FIRST QUARTER REPORT 15

Business Risks

The disclosures under this heading (excluding the information under environmental and climate change risk), in conjunction with Note 9 to the unaudited interim consolidated financial statements, are incorporated into and are an integral part of, the unaudited interim consolidated financial statements.

We are exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to commodity price risk, credit risk, interest rate risk, foreign currency risk and environmental and climate change risk. We seek to mitigate these risks through various business processes and management controls and from time to time mitigate our exposure to certain of these risks by using financial instruments.

For a summary of outstanding financial instruments, please refer to “Financial Instruments” later in this MD&A and to Note 9 to our unaudited interim consolidated financial statements.

Commodity Price Risk

Commodity price fluctuations are among our most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, supply and demand fundamentals, and geopolitical events. Natural gas prices are influenced by the price of alternative fuel sources such as oil or coal, and by North American natural gas supply and demand fundamentals including the levels of industrial activity, weather, storage levels and LNG imports. In accordance with policies approved by our Board of Directors, we may, from time to time, manage these risks through the use of swaps, collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent for one additional year thereafter.

Foreign Currency Rate Risk

Prices received for crude oil are referenced to or denominated directly in US dollars, thus our realized oil prices are impacted by Canadian dollar to US dollar exchange rates. A portion of our debt capital is denominated in US dollars, thus the principal and interest payments in Canadian dollars are also impacted by exchange rates. When we consider it appropriate, we may use financial instruments to fix or collar future exchange rates. Additionally, the use of US dollar denominated borrowings and related interest expense offsets the impact of exchange fluctuations related to oil revenue. At March 31, 2010, Penn West had the following foreign currency forward contracts outstanding:

Initial Term	Nominal Amount (millions)	Termination date	Exchange rate
8-year term	Buy US$80	May 2015	1.01027 CAD/USD
10-year term	Buy US$80	May 2017	1.00016 CAD/USD
12-year term	Buy US$70	May 2019	0.99124 CAD/USD
15-year term	Buy US$20	May 2022	0.98740 CAD/USD

At March 31, 2010, we had US dollar denominated debt with a face value of US$1.1 billion outstanding (December 31, 2009 - $0.9 billion) on which the repayment of the principal amount in Canadian dollars is not fixed.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. Our receivables are principally with customers in the oil and natural gas industry and are generally subject to normal industry credit risk, which includes the right to recover unpaid receivables by receiving the partner’s share of production where we are the operator. For oil and natural gas sales and financial derivatives, we follow a counterparty risk procedure whereby each counterparty is reviewed on a regular basis for the purpose of assigning a credit limit and is requested to provide security if deemed necessary. For financial derivatives, we normally transact with counterparties who are members of our banking syndicate or other counterparties that have investment grade ratings. We monitor credit events related to all counterparties and reassess credit exposures on a regular basis. As necessary, provisions for potential credit related losses are recorded.

2010 FIRST QUARTER REPORT 16

As at March 31, 2010, the maximum exposure to credit risk was $358 million (December 31, 2009 - $371 million) being the carrying value of the accounts receivable. Management continuously monitors credit risk and credit policies to ensure exposures to customers are controlled.

Interest Rate Risk

We currently maintain a portion of our debt capital in floating-rate bank facilities which results in exposure to fluctuations in short-term interest rates which remain at lower levels than longer-term rates. From time to time, we may increase the certainty of our future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates.

As at March 31, 2010, we had a total of $1.6 billion of fixed interest rate debt instruments and $0.3 billion of convertible debentures outstanding. On the fixed interest rate debt, as at March 31, 2010, the average remaining term was 7.7 years (2009 – 8.6 years) with an average interest rate of 6.3 percent (2009 – 6.1 percent).

•	The 2007 Notes, totalling US$475 million, bear fixed interest rates at a weighted average rate of approximately 5.8 percent with a weighted average original term of 10.1 years.
•	The 2008 Notes, which total US$480 million plus CAD$30 million, bear fixed interest rates at a weighted average rate of approximately 6.25 percent with a weighted average original term of 9.6 years.
•
The UK Notes, totalling £57 million, have a fixed interest rate of approximately 7.78 percent for an original term of 10 years. The Company entered into contracts to fix the principal of the UK Notes at approximately $114 million bearing interest in Canadian dollars at 6.95 percent.

•
The 2009 Notes, which total US$154 million, £20 million, €10 million and CAD$5 million, bear fixed interest rates at a weighted average rate of 8.85 percent with a weighted average original term of 7.6 years. The Company entered into contracts to fix the principal of the Pounds Sterling and Euro tranches, at $36 million and $16 million bearing interest in Canadian dollars at 9.15 percent and 9.22 percent, respectively.

•	The 2010 Notes, which total US$250 million plus CAD$50 million, bear fixed interest rates at a weighted average rate of approximately 5.5 percent with a weighted average original term of 8.6 years.
•
We have unsecured, subordinated convertible debentures outstanding with maturity dates until the end of 2011. For further details on these instruments, refer to the “Convertible Debentures” section below in this MD&A.

Liquidity Risk

Liquidity risk is the risk that we will be unable to meet our financial liabilities as they come due. Management utilizes short and long-term financial and capital forecasting programs that include a continuous review of debt forecasts to ensure credit facilities are sufficient relative to forecast debt levels, distribution and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of collars and other financial instruments to increase the predictability of cash flow from operating activities. Additional information on specific instruments is discussed in Notes 4 and 5 to the unaudited interim consolidated financial statements.

The following table outlines estimated future contractual obligations for non-derivative financial liabilities as at March 31, 2010:

(millions)	2010	2011	2012	2013	2014	Thereafter
Bank debt	$-	$-	$-	$1,153	$-	$-
Senior unsecured notes	-	-	-	5	61	1,531
Convertible debentures	18	255	-	-	-	-
Accounts payable	563	-	-	-	-	-
Distributions payable	63	-	-	-	-	-
Total	$644	$255	$-	$1,158	$61	$1,531

2010 FIRST QUARTER REPORT 17

Environmental and Climate Change Risk

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and increasing restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

We are dedicated to reducing the environmental impact from our operations through our environmental programs which include resource conservation, stakeholder communication, CO2 sequestration, water management and site abandonment/reclamation. We continuously monitor our responsibilities to minimize the environmental impact from our operations, allocate sufficient capital to reclamation and other activities and are committed to mitigating the impact in the areas in which we operate.

Liquidity and Capital Resources

Capitalization
	March 31, 2010		December 31, 2009
(millions)		%		%
Trust units issued, at market	$9,127	74	$7,821	69
Bank loans and long-term notes	2,750	22	3,219	28
Convertible debentures	273	2	273	2
Working capital deficiency (1)	152	2	106	1
Total enterprise value	$12,302	100	$11,419	100

(1)	Excludes the current portion of risk management, future income taxes and convertible debentures.

During the first quarter of 2010, we paid total distributions, including those funded by the distribution reinvestment plan, of $190 million compared to distributions of $314 million in the first quarter of 2009.

The decline in long-term debt in 2010 was mainly due to repayments made on our syndicated bank facility as a result of proceeds received from the January 2010 asset swap. The working capital deficiency has increased from December 31, 2009, primarily due to an increase in our accounts payable balance due to an increase in our capital program compared to the 2009 period.

On April 30, 2010, the Company closed the renewal of its unsecured, revolving, syndicated bank facilities and now has an aggregate borrowing limit of $2.25 billion. There were no changes to the previous financial covenants under the renewal. Under the new credit facility, the Company currently has approximately $1.1 billion of unused credit capacity available. In addition, as at March 31, 2010, the Company had senior unsecured notes of $1.6 billion and convertible debentures of $0.3 billion. For further details on these debt instruments, please refer to the “Financing” and “Convertible Debentures” sections of this MD&A.

We actively manage our debt portfolio and look for opportunities to reduce or diversify our debt structure. We have an active risk management program to limit our exposure to certain credit risks and maintain close relationships with our lenders to monitor credit market developments. These actions aim to increase the likelihood of maintaining our financial flexibility to capture opportunities availed in the markets in addition to the continuation of our capital and distribution programs and the longer-term execution of our business strategies.

2010 FIRST QUARTER REPORT 18

The Company has a number of covenants related to its syndicated bank facility and senior, unsecured notes. On March 31, 2010, the Company was in compliance with all of these financial covenants which comprise the following:
	Limit	March 31, 2010
Senior debt to pro forma EBITDA (1)	Less than 3:1	1.67
Total debt to pro forma EBITDA (1)	Less than 4:1	1.68
Senior debt to capitalization	Less than 50 percent	25%
Total debt to capitalization (2)	Less than 55 percent	28%

(1)	Pro forma EBITDA includes Penn West and Reece and certain property transactions closing in the pro forma period.
(2)	The definitions of Total debt differ slightly among the agreements in relation to convertible debentures.

The 2008 Notes, the UK Notes, the 2009 Notes and the 2010 Notes contain change of control provisions requiring that if a change of control occurs, the Company may be required to offer to prepay the 2008 Notes, the UK Notes, the 2009 Notes and the 2010 Notes at par, which the holders of these notes have the right to refuse.

Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors. To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase. Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income; however, the amount of taxable income allocated to the Trust from the operating entities is subject to management’s discretion. In the event a special distribution is required in order to distribute all of the Trust’s taxable income, such a distribution would generally be in trust units. The number of outstanding trust units would be reset to the number outstanding immediately prior to the unit distribution, plus those sold to fund the payment of withholding taxes, and an amount equal to the distribution would be allocated to the unitholders as a taxable distribution. We have never declared such a distribution and, at the current time, forecast that such a special distribution will not be required for 2010.

Due to the extent of our environmental programs, we believe no benefit would arise from the initiation of a reclamation fund. We believe our program will be sufficient to meet or exceed existing environmental regulations and best industry practices. In the event of significant changes to the environmental regulations or the cost of environmental activities, a higher portion of funds flow would be required to fund our environmental expenditures.

Convertible Debentures

During the first quarter of 2010, no amounts (2009 – $3 million) were redeemed and settled in units and no amounts (2009 - $4 million) were redeemed and settled in cash.

At March 31, 2010, the balance of our unsecured, subordinated convertible debentures outstanding was as follows:

Description of security	Outstanding (millions)	Maturity date	Conversion price (per unit)	Redemption prices (per $1,000 face value)
PWT.DB.C 8.0% Convertible (1)	$-	June 30, 2010	$82.14	$1,025 July 1, 2009 to maturity
PWT.DB.D 6.5% Convertible extendible	18	July 31, 2010	$36.82	$1,025 July 31, 2009 to maturity
PWT.DB.E 7.2% Convertible	26	May 31, 2011	$75.00	$1,050 May 31, 2009 – May 30, 2010 $1,025 May 31, 2010 to maturity
PWT.DB.F 6.5% Convertible extendible	229	Dec. 31, 2011	$51.55	$1,050 Dec. 31, 2009 – Dec. 30, 2010 $1,025 Dec. 31, 2010 to maturity
Total	$273

(1)	Series redeemable at the debenture holder’s option.

2010 FIRST QUARTER REPORT 19

Standardized Distributable Cash
	Three months ended March 31
(millions, except per unit amounts)	2010	2009
Cash flow from operating activities	$341	$282
Productive capacity maintenance (1)	(263)	(181)
Standardized distributable cash	78	101
Proceeds from the issue of trust units (2)	48	285
Debt and working capital changes	64	(110)
Cash distributions declared	$190	$276
Accumulated cash distributions, beginning	4,501	3,660
Accumulated cash distributions, ending	$4,691	$3,936

Standardized distributable cash per unit, basic	0.18	0.25
Standardized distributable cash per unit, diluted	0.18	0.25
Standardized distributable cash payout ratio (3)	2.4	2.7

Distributions declared per unit	$0.45	$0.69
Net income as a percentage of cash distributions declared	41%	N/A
Cash flows from operating activities as a percentage of cash distributions declared	179%	102%

(1)	Please refer to our discussion of productive capacity maintenance below.
(2)
Consists of proceeds from the Distribution Reinvestment and Optional Purchase Plan, the Trust Unit Rights Incentive Plan, the Employee Retirement Savings Plan and the equity issuance that was completed in February 2009.

(3)	Represents cash distributions declared divided by standardized distributable cash.

(millions, except ratios)	To March 31, 2010
Cumulative standardized distributable cash from operations (1)	$3,515
Issue of trust units	584
Debt and working capital changes	592
Cumulative cash distributions declared (1)	$4,691

Standardized distributable cash payout ratio (2)	1.33

(1)	Subsequent to the trust conversion on May 31, 2005.
(2)	Represents cumulative cash distributions declared divided by cumulative standardized distributable cash.

We strive to fund both distributions and maintenance capital programs primarily from funds flow. We currently budget our capital programs at approximately 50-60 percent of annual forecast funds flow. As we move towards a conventional E&P structure, we are targeting a level of return which will include a combination of organic growth and yield. We believe that proceeds from the Distribution Reinvestment and Optional Purchase Plan should be used to fund capital expenditures of a longer-term nature. Additional borrowings and equity issues may be required from time to time to fund a portion of our distributions, decrease or reallocate our debt capital or to maintain or increase our productive capacity. Adjustments to the level of distributions and/or capital expenditures to maintain or increase our productive capacity may be required or desirable based on forecast levels of funds flow, capital efficiency and debt levels.

2010 FIRST QUARTER REPORT 20

Productive capacity maintenance is the estimated amount of capital funds required in a period for an enterprise to maintain future cash flows from operating activities at a constant level. As commodity prices can be volatile and short-term variations in production levels are often experienced in our industry, we define our productive capacity as production on a barrel of oil equivalent basis. A quantifiable measure for these short-term variations is not objectively determinable or verifiable due to various factors including the inability to distinguish natural production declines from the effect of production additions resulting from capital and optimization programs, and the effect of temporary production interruptions. As a result, the adjustment for productive capacity maintenance in our calculation of standardized distributable cash is our capital expenditures during the period excluding the cost of any asset acquisitions or proceeds of any asset dispositions. We believe that our current capital programs, based on investing 50-60 percent of forecast annual funds flow and our current view of our assets and opportunities, including particularly our resource play assets, our proposed enhanced oil recovery projects, and our outlook for commodity prices and industry conditions, should be sufficient to maintain our productive capacity over the medium term. We set our internal hurdle rates for evaluating potential development and optimization projects according to these parameters. Due to the risks inherent in the oil and natural gas industry, particularly our exploration and development activities and variations in commodity prices, there can be no assurance that capital programs, whether limited to the excess of funds flow over distributions or not, will be sufficient to maintain or increase our production levels or cash flow from operating activities. We historically incur a larger proportion of our exploration and development expenditures in the first quarter of each calendar year to exploit winter-only access properties. Due to a high allocation to our oil resource plays in our 2010 capital budget we anticipate our capital expenditures to be weighted to the second half of the year. As we strive to maintain sufficient credit facilities and appropriate levels of debt, any seasonality is not currently expected to influence our distribution policies.

Our calculation of standardized distributable cash has no adjustment for long-term unfunded contractual obligations. We believe our only significant long-term unfunded contractual obligation at this time is for asset retirement obligations. Cash flow from operating activities, used in our standardized distributable cash calculation, includes a deduction for abandonment expenditures incurred during each period. We believe that our current environmental programs will be sufficient to fund our asset retirement obligations over the life of our reserves. Our Board of Directors sets our distribution policies based on forecast funds flow and debt levels. Accordingly, distributions in excess of net income may include an economic return of capital to unitholders.

We currently have no financing restrictions caused by our debt covenants. We regularly monitor our current and forecast debt levels to ensure debt covenants are not exceeded.

2010 FIRST QUARTER REPORT 21

Financial Instruments

We had the following financial instruments outstanding as at March 31, 2010. Fair values are determined using external counterparty information which is compared to observable market data. We limit our credit risk by executing counterparty risk procedures which include transacting only with financial institutions with high credit ratings, obtaining security in certain circumstances and by completing substantially all such transactions with members of our banking syndicate.

	Notional volume	Remaining term	Pricing	Fair value
Crude oil
WTI Collars	35,000 bbls/d	Apr/10 – Dec/10	US$60.11 to $75.72/bbl	$(121)
WTI Collars	20,000 bbls/d	Jan/11 – Dec/11	US$80.00 to $91.23/bbl	(3)
Natural gas
AECO Collars (1)	63,000 GJ/d	Apr/10 – Oct/10	$6.50 to $9.50/GJ	40
AECO Collars (2)	30,000 GJ/d	Apr/10 – Dec/10	$5.00 to $5.75/GJ	10
Electricity swaps
Alberta Power Pool Swaps	65 MW	Apr/10 – Dec/10	$71.40/MWh	(13)
Alberta Power Pool Swaps	25 MW	Apr/10 – Dec/11	$66.70/MWh	(9)
Alberta Power Pool Swaps	65 MW	Jan/11 – Dec/11	$61.79/MWh	(9)
Alberta Power Pool	45 MW	Jan/12 – Dec/12	$53.02/MWh	(1)
Alberta Power Pool	40 MW	Jan/12 – Dec/13	$54.45/MWh	(1)
Alberta Power Pool	25 MW	Jan/13 – Dec/13	$56.10/MWh	-
Alberta Power Pool	50 MW	Jan/14 – Dec/14	$58.50/MWh	(1)
Interest rate swaps
	$50	Apr/10 – June/10	3.68%	(1)
	$250	Apr/10 – Nov/10	2.27%	(2)
	$500	Apr/10 – Dec/11	1.61%	(1)
	$600	Apr/10 – Jan/14	2.71%	(2)
	$50	June/10 – Jan/14	1.94%	1
Foreign exchange forwards
8-year term	US$80	2015	1.01027 CAD/USD	2
10-year term	US$80	2017	1.00016 CAD/USD	2
12-year term	US$70	2019	0.99124 CAD/USD	1
15-year term	US$20	2022	0.98740 CAD/USD	-
Cross currency
10-year term	£57	2018	2.0075 CAD/GBP, 6.95%	(25)
10-year term	£20	2019	1.8051 CAD/GBP, 9.15%	(6)
10-year term	€10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$(140)

(1)	The collars total approximately 59,700 mcf per day between prices of $6.85 and $10.02 per mcf.
(2)	The collars total approximately 28,400 mcf per day between prices of $5.27 and $6.06 per mcf.

In April 2010, Penn West entered into additional crude oil collars on 5,000 barrels per day for 2011 at US$85.00 per barrel to US$98.64 per barrel.

Please refer to our website at www.pennwest.com for details of all financial instruments currently outstanding.

2010 FIRST QUARTER REPORT 22

Outlook

This outlook section is included to provide unitholders with information as to our expectations as at May 4, 2010 for production and capital expenditures for 2010 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".

Based upon our current outlook on commodity prices, our 2010 exploration and development capital expenditures are expected to be in the range of $700 million to $850 million. Penn West is focusing its 2010 capital program on its suite of large-scale light-oil plays including the Cardium, Dodsland and Waskada. The application of horizontal multi-fracture completions technology will be an important factor in the exploitation and development of these opportunities. Based on this level of capital expenditures, our forecast 2010 average production is expected to be approximately 165,000 to 173,000 boe per day with production additions weighted to later in the year.

There have been no changes to our guidance from our prior forecast, released on March 18, 2010 with our 2009 year-end documents and filed on SEDAR at www.sedar.com.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on reported financial results for the 12 months subsequent to this reporting period, including risk management contracts entered to date, are based on forecasted results as discussed in our Outlook.

		Impact on funds flow
Change of:	Change	$ millions	$/unit
Price per barrel of liquids	$1.00	18	0.04
Liquids production	1,000 bbls/day	18	0.04
Price per mcf of natural gas	$0.10	10	0.02
Natural gas production	10 mmcf/day	7	0.02
Effective interest rate	1%	1	-
Exchange rate ($US per $CAD)	$0.01	22	0.05

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years as follows:

(millions)	2010		2011	2012		2013	2014	Thereafter
Long-term debt	$		$-	$		$1,158	$61	$1,531
Transportation		17	16		5	2	-	-
Transportation ($US)		3	4		4	4	4	4
Power infrastructure		21	7		7	7	7	18
Drilling rigs		7	4		-	-	-	-
Purchase obligations (1)		10	13		13	13	11	18
Interest obligations		98	118		102	102	99	303
Office lease (2)		$43	$71		$68	$66	$60	$597

(1)	These amounts represent estimated commitments of $59 million for CO2 purchases and $19 million for processing fees related to interests in the Weyburn Unit.
(2)	Future office lease commitments will be reduced by sublease recoveries totalling $398 million.

Our syndicated credit facility is due for renewal on April 30, 2013. If we are not successful in renewing or replacing the facility, we could be required to repay all amounts then outstanding on the facility or enter other loans including term bank loans. In addition, we have an aggregate of $1.6 billion in senior notes maturing between 2014 and 2025. We maintain positive working relationships and are in continuous contact with our lenders.

2010 FIRST QUARTER REPORT 23

Convertible debentures with an aggregate principal amount of $273 million outstanding on March 31, 2010 (December 31, 2009 - $273 million), and a significant portion of the interest payable on convertible debentures may, at the option of Penn West, be settled by the issuance of trust units. As at May 4, 2010, convertible debentures with an aggregate principal amount of $273 million were outstanding. For a schedule of convertible debenture maturities, please refer to the “Liquidity and Capital Resources” section of this MD&A or Note 4 to the unaudited interim consolidated financial statements.

Equity Instruments

Trust units issued:
As at March 31, 2010	424,299,174
Issued on exercise of trust unit rights	581,893
Issued to employee savings plan	148,479
Issued pursuant to distribution reinvestment plan	536,250
Issued on conversion of debentures	13,207
As at May 4, 2010	425,579,003

Trust unit rights outstanding:
As at March 31, 2010	36,202,803
Granted	127,010
Exercised	(581,893)
Forfeited	(267,344)
As at May 4, 2010	35,480,576

Internal Control over Financial Reporting

No changes in our internal control over financial reporting ("ICOFR") were made during the quarter ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our ICOFR.

Accounting Changes and Pronouncements

Future Accounting Pronouncements

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”), including Penn West. On February 13, 2008, the AcSB confirmed January 1, 2011 as the changeover date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.

In July 2009, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1 “First-time adoption of IFRS” allowing additional exemptions for first-time adopters. Under these amendments, full cost oil and gas companies can elect to use the recorded amount under a previous GAAP as the deemed cost for oil and gas assets on the transition date to IFRS. Penn West is currently planning to adopt this exemption.

2010 FIRST QUARTER REPORT 24

In 2008, we began our IFRS conversion project and assembled a project team and steering committee to ensure successful implementation within the required timeframe. Members selected for these teams have expertise in a number of areas including; accounting, financial reporting, information technology, internal controls, investor relations, project management, taxation and treasury. These members and key finance and operational staff have received ongoing training related to IFRS. The project team and steering committee provide updates to senior management and the Audit Committee on a regular basis. Our changeover project consists of three main phases:

-	Diagnostic phase - Involved identification of the key differences between Canadian GAAP and IFRS. This phase began in 2008 and was completed in 2009.
-
Design and implementation phase - Focuses on accounting policy decisions and modifications to IT systems and accounting processes. As decisions are made during this phase we will review our internal controls over financial reporting and disclosure controls and procedures and make modifications as required. We started this phase in 2009 and our efforts are ongoing at the present time.

-
Completion phase - Involves the final review of accounting policy choices, internal control changes, the full implementation of IT processes and the conversion of financial statements balances and comparative figures to IFRS. We anticipate this phase will begin in the latter half of this year.

During the first quarter of 2010, our work focused on further analyzing alternative accounting policies, most notably under property, plant and equipment, and reviewing potential internal control changes. In addition, we refined our information technology processes as a result of the pilot project we completed in the fourth quarter of 2009. Many of our capital accounting and related information technology processes were implemented in January 2010 to enable the compilation of certain figures and balances under IFRS for comparative purposes in 2011.

Possible significant accounting differences between our current accounting policies under Canadian GAAP and expected accounting policies under IFRS include the following:

-
Depletion and depreciation of property, plant and equipment (“PP&E”) will be based on significant components. Under Canadian GAAP, PP&E is generally depleted based on aggregations at the country level by those using the full cost method of accounting for oil and gas activities. Depletion of resource properties will generally continue to be calculated using the unit-of-production method; however, under IFRS there is an option to base production volumes before royalties on total proved reserves or total proved plus probable reserves. Depreciation of all other assets will be calculated on a straight-line basis over their estimated useful life.

-
Oil and gas properties will be classified as either PP&E or Exploration and Evaluation assets (“E&E”). Under Canadian GAAP, oil and gas assets are only classified as PP&E. E&E assets will consist of capital costs related to prospective assets for which the technical and commercial viability of extracting oil and gas had not yet been determined and will be measured at cost and classified according to the nature of the expenditures.

-
E&E costs will be reclassified to PP&E, to the extent they are not impaired, when proved reserves have been assigned to the asset. If proved reserves will not be established through the completion of E&E activities and there are no future plans for development activity, then the E&E expenditures are reviewed for impairment. Any impairments are charged to income.

-	Impairment testing on oil and gas properties will be performed at a lower level than under current Canadian GAAP.
-	Share-based payments for equity awards are expensed based on a graded vesting schedule compared to the straight-line method under Canadian GAAP.
-
Discount rates used in calculating the asset retirement obligation are currently under review by our project team as there is diversity in practice when selecting a rate. Future changes to the rates could lead to a material change in this provision upon adoption of IFRS.

We are currently in the process of evaluating the impact of the above noted accounting policy choices and the effect they will have on our financial statements. We will disclose additional information on the impact of the changes throughout 2010 as it becomes known. Any amendments to existing IFRS standards or implementation of new IFRS standards will likely lead to additional changes.

2010 FIRST QUARTER REPORT 25

Related-Party Transactions

During the first quarter of 2010, we paid $1 million (2009 – $1 million) of legal fees to a law firm of which a partner is also a director of Penn West.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Forward-Looking Statements

In the interest of providing Penn West's unitholders and potential investors with information regarding Penn West, including management's assessment of Penn West's future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our anticipated monthly per unit distribution level for each of May, June and July 2010 and the factors that may affect such distribution level; our expectations regarding North American and global supply and demand factors for crude oil and natural gas in 2010; our intention to focus our 2010 capital program on our light-oil resource plays, including the Cardium, Dodsland and Waskada plays; the steps we may take in preparation to convert to an exploration and production company, including our ability to capitalize on opportunities to focus our asset base and create efficiencies throughout the organization prior to conversion, and our ability to position ourselves for success under a corporate business model; our intention to maintain an appropriate mix of liquids and natural gas production; the disclosure contained under the heading "Update on SIFT Tax and Corporate Conversion", which among other things identifies our intention to convert to a corporate structure, our expectation that as we move towards a conventional E&P structure we will target a level of shareholder return that will consist of a combination of growth and yield, our potential ability to shield our taxable income from income tax using our tax pools for an extended period of time under either a trust or corporate model, and the impact the SIFT Tax and the conversion may have on our unitholders and distributions or dividends paid to our unitholders; the identity of our primary business risks going forward (commodity price risk, foreign currency rate risk, credit risk, interest rate risk, liquidity risk, and environmental and climate change risk) and the nature and effectiveness of our risk management strategies; the ability of our strategies to increase the likelihood that we will be able to maintain our financial flexibility to capture opportunities availed by the current market, continue our capital and distribution programs, and execute our business strategies; our current belief that a special distribution will not be made in 2010; our belief that our environmental programs eliminate the need for a reclamation fund and are sufficient to meet or exceed existing environmental regulations; the disclosure contained under the heading "Standardized Distributable Cash", which among other things identifies our intention to fund distributions and maintenance capital programs primarily from funds flow, our aim to budget our capital programs at 50 to 60 percent of annual forecast funds flow, our belief that our current capital programs should be sufficient to maintain our productive capacity over the medium term, our belief that our capital expenditures will be weighted to the second half of 2010, and the impact of seasonality on our distribution policies; our belief that our current environmental programs will be sufficient to fund our asset retirement obligations over the life of our reserves; the disclosure contained under the heading "Outlook", which sets forth management's expectations as to our capital expenditure levels for 2010, the focus of our 2010 capital expenditures, the importance of the application of horizontal multi-fracture completions technology, our forecast average daily production for 2010, and our anticipated timing for production additions; the disclosure contained under the heading "Sensitivity Analysis" relating to the estimated sensitivity of our reported financial results for the next 12 months in respect of funds flow to certain operational and financial metric assumptions; and our expectations regarding the impact that the adoption of IFRS may have on us.

2010 FIRST QUARTER REPORT 26

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; future exchange rates and interest rates; the amount of future cash distributions that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings "Update on SIFT Tax and Corporate Conversion", "Standardized Distributable Cash", "Outlook" and "Sensitivity Analysis".

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the completed acquisitions discussed herein; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the completed acquisitions discussed herein; changes in tax laws that affect us and our securityholders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions and mergers; and the other factors described under "Business Risks" in this document and in Penn West's public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Annual Information Form, is available on SEDAR at www.sedar.com.

2010 FIRST QUARTER REPORT 27

Penn West Energy Trust
Consolidated Balance Sheets

(CAD millions, unaudited)	March 31, 2010	December 31, 2009

Assets
Current
Accounts receivable	$358	$371
Future income taxes (note 10)	26	37
Other	116	101
	500	509
Property, plant and equipment (note 3)	10,832	11,347
Goodwill	2,020	2,020
	12,852	13,367
	$13,352	$13,876

Liabilities and unitholders’ equity
Current
Accounts payable and accrued liabilities	$563	$515
Distributions payable	63	63
Convertible debentures (note 4)	18	18
Risk management (note 9)	95	130
	739	726
Long-term debt (note 5)	2,750	3,219
Convertible debentures (note 4)	255	255
Asset retirement obligations (note 6)	561	568
Risk management (note 9)	45	21
Future income taxes (note 10)	1,136	1,169
	5,486	5,958
Unitholders’ equity
Unitholders’ capital (note 7)	8,502	8,451
Contributed surplus (note 7)	133	123
Deficit	(769)	(656)
	7,866	7,918
	$13,352	$13,876

See accompanying notes to the unaudited interim consolidated financial statements.

Subsequent events (notes 5 and 9)

2010 FIRST QUARTER REPORT 28

Penn West Energy Trust
Consolidated Statements of Operations and Retained Earnings (Deficit)

	Three months ended March 31
(CAD millions, except per unit amounts, unaudited)	2010	2009

Revenues
Oil and natural gas	$815	$625
Royalties	(148)	(110)
	667	515
Risk management (loss) gain (note 9)
Realized	(9)	156
Unrealized	36	(81)
	694	590

Expenses
Operating (note 8)	234	245
Transportation	9	9
General and administrative (note 8)	44	41
Financing (notes 4 and 5)	40	40
Depletion, depreciation and accretion	342	385
Unrealized risk management loss (note 9)	25	41
Unrealized foreign exchange (gain) loss	(55)	43
	639	804
Income (loss) before taxes	55	(214)

Taxes
Future income tax recovery (note 10)	(22)	(116)

Net and comprehensive income (loss)	$77	$(98)

Retained earnings (deficit), beginning of period	$(656)	$329
Distributions declared	(190)	(276)
Deficit, end of period	$(769)	$(45)

Net income (loss) per unit
Basic	$0.18	$(0.25)
Diluted	$0.18	$(0.25)
Weighted average units outstanding (millions)
Basic	423.0	399.4
Diluted	428.3	399.4

See accompanying notes to the unaudited interim consolidated financial statements.

2010 FIRST QUARTER REPORT 29

Penn West Energy Trust
Consolidated Statements of Cash Flows
	Three months ended March 31
(CAD millions, unaudited)	2010	2009

Operating activities
Net income (loss)	$77	$(98)
Depletion, depreciation and accretion (note 3)	342	385
Future income tax recovery (note 10)	(22)	(116)
Unit-based compensation (note 8)	13	12
Unrealized risk management (gain) loss (note 9)	(11)	122
Unrealized foreign exchange (gain) loss	(55)	43
Asset retirement expenditures	(15)	(15)
Change in non-cash working capital	12	(51)
	341	282

Investing activities
Additions to property, plant and equipment	(263)	(181)
Acquisition of property, plant and equipment	(134)	(6)
Disposition of property, plant and equipment	578	146
Change in non-cash working capital	37	(108)
	218	(149)

Financing activities
Decrease in bank loan	(721)	(100)
Proceeds from the issuance of notes (note 5)	304	-
Issue of equity	20	248
Distributions paid	(162)	(277)
Redemption of convertible debentures	-	(4)
	(559)	(133)

Change in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	$-	$-

Interest paid	$10	$24
Income taxes recovered	$(1)	$-

See accompanying notes to the unaudited interim consolidated financial statements.

2010 FIRST QUARTER REPORT 30

Notes to the Unaudited Interim Consolidated Financial Statements
(All tabular amounts are in millions except numbers of units, per unit amounts, percentages and various figures in Note 9)

1. Structure of Penn West

Penn West Energy Trust (“Penn West”) is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta, Canada. The business of Penn West is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and net profit interests in oil and natural gas properties. Penn West owns 100 percent of the equity, directly or indirectly, of the entities that carry on the oil and natural gas business of Penn West. The activities of these entities are financed through interest-bearing notes from Penn West and third-party debt as described in the notes to the unaudited interim consolidated financial statements.

Pursuant to the terms of net profit interest agreements (the “NPIs”), Penn West is entitled to royalty payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain deductions. Under the terms of the NPIs, the deductions are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions, and are subject to certain adjustments for asset dispositions.

Under the terms of its current trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses and deductions.

2. Significant accounting policies and basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are consistent with the accounting policies described in the notes to the audited consolidated financial statements of Penn West for the year ended December 31, 2009, except as described below. These unaudited interim consolidated financial statements do not include all of the disclosures outlined in Penn West’s annual financial statements and should accordingly be read in conjunction with Penn West’s audited consolidated financial statements and notes thereto for the year ended December 31, 2009.

New Accounting Policies

In the first quarter of 2010, Penn West implemented a Long-Term Retention and Incentive Plan as outlined in Note 8. Compensation expense for the plan is based on an intrinsic value calculation on each reporting date using the awards outstanding and Penn West’s unit price from the Toronto Stock Exchange. The awards are expensed over the vesting period based on a graded vesting schedule. Subsequent increases and decreases in the underlying unit price will result in increases and decreases, respectively, to the underlying accrued obligation until cash settlement.

3. Property, plant and equipment

	March 31, 2010	December 31, 2009
Oil and natural gas properties, including production and processing equipment	$17,746	$17,929
Accumulated depletion and depreciation	(6,914)	(6,582)
Net book value	$10,832	$11,347

In addition to Penn West’s net share of capital overhead recoveries, capital additions included approximately $6 million of staff costs directly attributable to exploration and development activities (2009 – $nil).

An impairment test was performed on the costs capitalized to oil and natural gas properties at March 31, 2010 and December 31, 2009. The estimated undiscounted future net cash flows from proved reserves, using forecast prices, exceeded the carrying amount of the oil and natural gas property interests less the cost of unproved properties.

2010 FIRST QUARTER REPORT 31

4. Convertible debentures

At March 31, 2010, Penn West had the following unsecured, subordinated convertible debentures outstanding:
Description of security	Symbol	Maturity date	Conversion price (per unit)	Redemption prices (per $1,000 face value)
8.0% Convertible (1)	PWT.DB.C	June 30, 2010	$82.14	$1,025 July 1, 2009 to maturity
6.5% Convertible extendible	PWT.DB.D	July 31, 2010	$36.82	$1,025 July 31, 2009 to maturity
7.2% Convertible	PWT.DB.E	May 31, 2011	$75.00	$1,050 May 31, 2009 – May 30, 2010 $1,025 May 31, 2010 to maturity
6.5% Convertible extendible	PWT.DB.F	Dec. 31, 2011	$51.55	$1,050 Dec. 31, 2009 – Dec. 30, 2010 $1,025 Dec. 31, 2010 to maturity

(1)	Redeemable at the debenture holder’s option.

During the first quarter of 2010, no amounts (2009 – $3 million) were redeemed and settled in units and no amounts (2009 - $4 million) were redeemed and settled in cash.

	PWT.DB.B	PWT.DB.C	PWT.DB.D	PWT.DB.E	PWT.DB.F
	8.0%	8.0%	6.5%	7.2%	6.5%	Total
Balance, December 31, 2008	$7	$16	$18	$26	$229	$296
Redeemed	-	(16)	-	-	-	(16)
Matured	(7)	-	-	-	-	(7)
Balance, December 31, 2009	-	-	18	26	229	273
Converted	-	-	-	-	-	-
Balance, March 31, 2010	$-	$-	$18	$26	$229	$273

Penn West’s outstanding balances and estimated fair values for the unsecured, subordinated convertible debentures outstanding were as follows:

	March 31, 2010	December 31, 2009
Current portion	$18	$18
Long-term portion	255	255
Total	$273	$273

Total fair value (1)	$282	$277

(1)	Based on quoted market value.

2010 FIRST QUARTER REPORT 32

5. Long-term debt
	March 31, 2010	December 31, 2009
Bankers’ acceptances and prime rate loans	$1,153	$1,874

U.S. Senior unsecured notes – 2007 Notes
5.68%, US$160 million, maturing May 31, 2015	163	168
5.80%, US$155 million, maturing May 31, 2017	157	163
5.90%, US$140 million, maturing May 31, 2019	142	147
6.05%, US$20 million, maturing May 31, 2022	20	21
	482	499
Senior unsecured notes – 2008 Notes
6.12%, US$153 million, maturing May 29, 2016	155	160
6.16%, CAD$30 million, maturing May 29, 2018	30	30
6.30%, US$278 million, maturing May 29, 2018	282	292
6.40%, US$49 million, maturing May 29, 2020	50	52
	517	534
UK Senior unsecured notes – UK Notes
6.95%, £57 million, maturing July 31, 2018 (1)	88	97

Senior unsecured notes – 2009 Notes
8.29%, US$50 million, maturing May 5, 2014	51	52
8.89%, US$35 million, maturing May 5, 2016	36	36
9.32%, US$34 million, maturing May 5, 2019	34	36
8.89%, US$35 million, maturing May 5, 2019 (2)	36	37
9.15%, £20 million, maturing May 5, 2019 (3)	31	34
9.22%, €10 million, maturing May 5, 2019 (4)	14	15
7.58%, CAD$5 million, maturing May 5, 2014	5	5
	207	215
Senior unsecured notes – 2010 Notes
4.53%, US$28 million, maturing March 16, 2015	28	-
4.88%, CAD$50 million, maturing March 16, 2015	50	-
5.29%, US$65 million, maturing March 16, 2017	66	-
5.85%, US$112 million, maturing March 16, 2020	114	-
5.95%, US$25 million, maturing March 16, 2022	25	-
6.10%, US$20 million, maturing March 16, 2025	20	-
	303	-

Total long-term debt	$2,750	$3,219

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered which fixed the interest rate at 6.95 percent in Canadian dollars.
(2)	This portion of the 2009 Notes has equal repayments, beginning in 2013, over the remaining seven years.
(3)	These notes bear interest at 9.49 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 9.15 percent in Canadian dollars.
(4)	These notes bear interest at 9.52 percent in Euros, however, contracts were entered into which fixed the interest rate at 9.22 percent in Canadian dollars.

On April 30, 2010, Penn West Petroleum Ltd. (the “Company”) closed the renewal of its unsecured, revolving syndicated bank facility for three years with an aggregate borrowing limit of $2.25 billion. There were no changes to the previous financial covenants under the renewal. The facility is extendible and expires on April 30, 2013. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. Under the new credit facility, the Company currently has approximately $1.1 billion of unused credit capacity available.

2010 FIRST QUARTER REPORT 33

Letters of credit totalling $2 million were outstanding on March 31, 2010 (December 31, 2009 - $2 million) that reduced the amount otherwise available to be drawn on the syndicated facility.

Financing costs, including interest expense on the syndicated credit facility, the senior unsecured notes and convertible debentures, were $40 million in the first quarter of 2010 (2009 - $40 million). Also included in financing costs during the first quarter of 2010 are realized losses on interest rate swaps of $6 million (2009 - $2 million) to reflect that the floating interest rate decreased compared to the fixed interest rate swapped under Penn West’s financial instruments.

The estimated fair values of the principal and interest obligations of the outstanding unsecured notes were as follows:
	March 31, 2010	December 31, 2009
2007 Notes	$490	$508
2008 Notes	539	558
UK Notes	90	99
2009 Notes	234	247
2010 Notes	300	-
Total	$1,653	$1,412

6. Asset retirement obligations

At March 31, 2010, the total estimated amount to settle Penn West’s asset retirement obligations on an uninflated and undiscounted basis was $2.4 billion (December 31, 2009 - $2.4 billion) and on an inflated and undiscounted basis was $4.0 billion (December 31, 2009 - $4.0 billion). The recorded asset retirement obligation was determined by applying an inflation factor of 2.0 percent (December 31, 2009 - 2.0 percent) and discounting the inflated amount using credit-adjusted rates between 7.0 – 9.0 percent (December 31, 2009 - 7.0 – 9.0 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 22 years. Future cash flows from operating activities are expected to fund these obligations.

Changes to asset retirement obligations were as follows:
	Three months ended March 31, 2010	Year ended December 31, 2009
Balance, beginning of period	$568	$614
Net liabilities disposed (1)	(2)	(26)
Liabilities settled	(15)	(65)
Liabilities acquired	-	3
Accretion charges	10	42
Balance, end of period	$561	$568

(1)	Includes additions from drilling activity and facility capital spending and disposals from net property dispositions.

2010 FIRST QUARTER REPORT 34

7. Unitholders’ equity

Unitholders’ capital	Units	Amount
Balance, December 31, 2008	386,504,586	$7,976
Issued on exercise of trust unit rights (1)	414,745	9
Issued to employee trust unit savings plan	2,579,500	37
Issued to distribution reinvestment plan	8,221,146	111
Issued to settle convertible debentures	1,498,247	19
Issued on trust unit offering (net of issue costs/tax)	17,731,000	240
Issued on Reece acquisition	4,689,513	59
Balance, December 31, 2009	421,638,737	$8,451
Issued on exercise of trust unit rights (1)	663,625	13
Issued to employee trust unit savings plan	492,445	10
Issued to distribution reinvestment plan	1,504,367	28
Balance, March 31, 2010	424,299,174	$8,502

Contributed surplus	March 31, 2010	December 31, 2009
Balance, beginning of period	$123	$75
Unit-based compensation expense	13	52
Net benefit on rights exercised (1)	(3)	(4)
Balance, end of period	$133	$123

(1)	Upon exercise of trust unit rights, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

Average Units Outstanding	Three months ended March 31
(millions of units)	2010	2009
Weighted average
Basic	423.0	399.4
Dilutive impact of unit rights and debentures	5.3	-
Diluted	428.3	399.4

For the first quarter of 2010, 20.5 million trust unit rights (2009 – 25.4 million) that would be issued under the trust unit rights incentive plan and 5.3 million units (2009 – 5.6 million) that would be issued on the conversion of the convertible debentures were excluded in calculating the weighted average number of diluted trust units outstanding as they were considered anti-dilutive.

In June 2008, the Company completed all requirements to enable the sale of trust units by way of “at-the-market distributions” on both the TSX and the NYSE. Penn West may issue and sell up to 20,000,000 trust units from time to time at its discretion during a period of up to 25 months. The trust units will be distributed at the current market price at the time of sale. The net proceeds from the sale of trust units under the facility, if any, will be used to repay debt or fund future growth opportunities. To date, no units have been issued under this facility.

2010 FIRST QUARTER REPORT 35

8. Unit-based compensation

Trust unit rights incentive plan (“TURIP”)

Penn West has a TURIP that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. To date, no rights have been granted to other service providers. Under the terms of the plan, the number of trust units reserved for issuance shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of Penn West. The grant price of unit rights is administered to be equal to the volume-weighted average trading price of the trust units on the Toronto Stock Exchange for a five trading day period subsequent to the date of entitlement. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by Penn West after the grant date. Rights granted under the plan prior to November 13, 2006 vest over a five-year period and expire six years after the date of the grant. Rights granted subsequent to this date generally vest over a three-year period and expire four years after the date of the grant.

	Three months ended March 31, 2010		Year ended December 31, 2009
Trust unit rights	Number of Unit Rights	Weighted Average Exercise Price	Number of Unit Rights	Weighted Average Exercise Price
Outstanding, beginning of period	31,816,158	$17.65	25,818,380	$22.88
Granted	6,008,020	21.01	10,889,310	12.88
Exercised	(663,625)	15.26	(414,745)	13.38
Forfeited	(957,750)	19.10	(4,476,787)	21.68
Balance before reduction of exercise price	36,202,803	18.21	31,816,158	19.75
Reduction of exercise price for distributions paid	-	(0.43)	-	(2.10)
Outstanding, end of period	36,202,803	$17.78	31,816,158	$17.65
Exercisable, end of period	13,700,862	$19.83	11,155,528	$20.01

Long-term retention and incentive plan (“LTRIP”)

Penn West implemented an LTRIP in the first quarter of 2010 that allows Penn West employees to receive cash consideration based on Penn West’s unit price. Eligible employees receive a grant of a specific number of units that vests over a three-year period with the cash value paid to the employee on each anniversary date. The cash consideration paid will vary depending upon the performance of the Penn West unit price based on the Toronto Stock Exchange. If this service requirement is met, the cash consideration paid is based on the number of units initially granted and the five-day weighted average trading price of the unit price at the vest date plus cash distributions declared by Penn West during the vesting period.

LTRIP awards	Three months ended March 31, 2010	Year-ended December 31, 2009
Outstanding, beginning of period	-	-
Granted	559,728	-
Outstanding, end of period	559,728	-

2010 FIRST QUARTER REPORT 36

Unit-based compensation expense

Unit-based compensation expense under the TURIP is based on the fair value of rights issued on the grant date amortized over the remaining vesting periods on a straight-line basis. Unit-based compensation expense under the LTRIP is based on the intrinsic value of the awards granted and is amortized based on graded vesting schedule. The total unit-based compensation expense was allocated to operating expense and general and administrative expense as follows:

	Three months ended March 31
	2010	2009
TURIP
Operating expense	$3	$3
General and administrative expense	10	9
LTRIP
Operating expense	-	-
General and administrative expense	-	-
Unit-based compensation expense	$13	$12

At March 31, 2010, there was an insignificant amount charged to income related to the LTRIP. The unit price used in the intrinsic value calculation was $21.51 (March 31, 2009 – N/A).

A Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted under the TURIP with the following fair value per trust unit right and weighted average assumptions:

	Three months ended March 31
	2010	2009
Average fair value of trust unit rights granted (per unit)	3.55	1.60
Expected life of trust unit rights (years)	3.0	3.0
Expected volatility (average)	33.3%	28.4%
Risk-free rate of return (average)	2.4%	1.7%
Distribution yield (1)	8.4%	15.2%

(1)	Represents distributions declared as a percentage of the Penn West’s market price at the balance sheet date.

Employee retirement savings plan

Penn West has an employee retirement savings plan for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West trust units. These trust units may be issued from treasury at the five-day volume weighted average month-end trading price on the Toronto Stock Exchange or purchased in the open market at prevailing market prices. To date, no open market purchases have been made related to the employee retirement savings plan.

9. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities, convertible debentures and long-term debt. Except for the senior unsecured notes described in Note 5 and the convertible debentures described in Note 4, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments and the mark to market values recorded for the financial instruments.

2010 FIRST QUARTER REPORT 37

A detailed discussion of the key business risks faced by Penn West, which includes market risk, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk, is included in the accompanying Management’s Discussion and Analysis under the heading “Business Risks”. The disclosure under this heading is hereby incorporated by reference into, and forms an integral part of, these financial statements.

Changes in the fair value of all outstanding financial commodity, power, interest rate, cross currency and foreign exchange contracts are reflected on the balance sheets with a corresponding unrealized gain or loss included in income.

As at March 31, 2010, the only asset or liability measured at fair value on a recurring basis was the risk management liability, which was valued using Level 2 inputs. These inputs are based on quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management	Three months ended March 31, 2010	Year ended December 31, 2009
Balance, beginning of period	$(151)	$442
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	36	(554)
Electricity swaps	(11)	(25)
Interest rate swaps	6	32
Foreign exchange forwards	(5)	(51)
Cross currency swaps	(15)	5
Total fair value, end of period	$(140)	$(151)

Total fair value consists of the following:
Fair value, end of period – current portion	$(95)	$(130)
Fair value, end of period – long-term portion	(45)	(21)
Total fair value, end of period	$(140)	$(151)

Based on March 31, 2010 pricing, a $1.00 change in the price per barrel of liquids would change the pre-tax unrealized risk management loss by $12 million and a $0.10 change in the price per mcf of natural gas would change the pre-tax unrealized risk management loss by $2 million.

The following table reconciles the changes in the fair value of financial instruments including the realized component (cash settlement) in the period:

Risk management	Three months ended March 31, 2010	Year ended December 31, 2009
Balance, beginning of period	$(151)	$442
Realized (gain) loss – commodity contracts	9	(344)
Unrealized gain (loss) – commodity contracts	27	(210)
Realized loss – other	12	37
Unrealized loss – other	(37)	(76)
Total fair value, end of period	$(140)	$(151)

2010 FIRST QUARTER REPORT 38

Penn West had the following financial instruments outstanding as at March 31, 2010. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with financial institutions with high credit ratings, obtaining security in certain circumstances and by completing substantially all such transactions with members of its banking syndicate.

	Notional volume	Remaining term	Pricing	Fair value
Crude oil
WTI Collars	35,000 bbls/d	Apr/10 – Dec/10	US$60.11 to $75.72/bbl	$(121)
WTI Collars	20,000 bbls/d	Jan/11 – Dec/11	US$80.00 to $91.23/bbl	(3)
Natural gas
AECO Collars (1)	63,000 GJ/d	Apr/10 – Oct/10	$6.50 to $9.50/GJ	40
AECO Collars (2)	30,000 GJ/d	Apr/10 – Dec/10	$5.00 to $5.75/GJ	10
Electricity swaps
Alberta Power Pool	65 MW	Apr/10 – Dec/10	$71.40/MWh	(13)
Alberta Power Pool	25 MW	Apr/10 – Dec/11	$66.70/MWh	(9)
Alberta Power Pool	65 MW	Jan/11 – Dec/11	$61.79/MWh	(9)
Alberta Power Pool	45 MW	Jan/12 – Dec/12	$53.02/MWh	(1)
Alberta Power Pool	40 MW	Jan/12 – Dec/13	$54.45/MWh	(1)
Alberta Power Pool	25 MW	Jan/13 – Dec/13	$56.10/MWh	-
Alberta Power Pool	50 MW	Jan/14 – Dec/14	$58.50/MWh	(1)
Interest rate swaps
	$50	Apr/10 – June/10	3.68%	(1)
	$250	Apr/10 – Nov/10	2.27%	(2)
	$500	Apr/10 – Dec/11	1.61%	(1)
	$600	Apr/10 – Jan/14	2.71%	(2)
	$50	June/10 – Jan/14	1.94%	1
Foreign exchange forwards
8-year term	US$80	2015	1.01027 CAD/USD	2
10-year term	US$80	2017	1.00016 CAD/USD	2
12-year term	US$70	2019	0.99124 CAD/USD	1
15-year term	US$20	2022	0.98740 CAD/USD	-
Cross currency
10-year term	£57	2018	2.0075 CAD/GBP, 6.95%	(25)
10-year term	£20	2019	1.8051 CAD/GBP, 9.15%	(6)
10-year term	€10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$(140)

(1)	The collars total approximately 59,700 mcf per day between prices of $6.85 and $10.02 per mcf.
(2)	The collars total approximately 28,400 mcf per day between prices of $5.27 and $6.06 per mcf.

A realized loss of $6 million (2009 - $2 million) on electricity contracts has been included in operating costs for the first quarter of 2010.

In April 2010, Penn West entered into additional crude oil collars on 5,000 barrels per day for 2011 at US$85.00 per barrel to US$98.64 per barrel.

2010 FIRST QUARTER REPORT 39

10. Income taxes

The total future income tax liability consists of the following:

(millions)	March 31, 2010	December 31, 2009
Current asset	$26	$37
Long-term liability	(1,136)	(1,169)
Total	$(1,110)	$(1,132)

The current portion of the future income tax asset represents future income taxes attributable to the current unrealized risk management liability.

11. Capital management

Penn West manages its capital to provide a flexible structure to support production maintenance and organic growth and other operational strategies, maintain a strong financial position to capture business opportunities and to maintain a stable distribution profile to its unitholders.

Unitholders’ equity, long-term debt and convertible debentures are defined as capital by Penn West. Unitholders’ equity includes unitholders’ capital, contributed surplus and retained earnings (deficit). Long-term debt includes bank loans and senior unsecured notes.

	March 31, 2010	December 31, 2009
Components of capital
Unitholders’ equity	$7,866	$7,918
Long-term debt	2,750	3,219
Convertible debentures	273	273
Total	$10,889	$11,410

Management continuously reviews Penn West’s capital structure to ensure the objectives and strategies of Penn West are being met. The capital structure is reviewed based on a number of key factors including, but not limited to, the current market conditions, trailing and forecast debt to capitalization ratios and debt to funds flow and other economic risk factors. Distributions may be monthly or special and in cash or in trust units at the discretion of Penn West’s Board of Directors.

The Company is subject to certain financial covenants under its unsecured, syndicated credit facility and the senior unsecured notes. These financial covenants are typical for senior unsecured lending arrangements and include senior debt and total debt to pro forma EBITDA and senior debt and total debt to capitalization. As at March 31, 2010, the Company was in compliance with all of its financial covenants.

12. Related-party transactions

During the first quarter of 2010, Penn West paid $1 million (2009 – $1 million) of legal fees to a law firm of which a partner is also a director of Penn West.

2010 FIRST QUARTER REPORT 40

Investor Information

Directors

John A. Brussa
Chairman
Calgary, Alberta

William E. Andrew
Calgary, Alberta

James E. Allard (1)(5)(6)
Calgary, Alberta

Robert G. Brawn (3)(5)
Calgary, Alberta

George H. Brookman (2)(4)
Calgary, Alberta

Daryl Gilbert (2)(3)
Calgary, Alberta

Shirley A. McClellan (1)(4)(5)
Hanna, Alberta

Murray R. Nunns
Calgary, Alberta

Frank Potter (1)(4)(6)
Toronto, Ontario

R. Gregory Rich (2)(4)
Houston, Texas

Jack Schanck (3)(5)
Missouri City, Texas

James C. Smith (1)(2)(3)
Calgary, Alberta

Senior Officers

William E. Andrew
Chief Executive Officer

Murray R. Nunns
President and Chief Operating Officer

Todd Takeyasu
Executive Vice President and Chief Financial Officer

David Middleton
Executive Vice President, Engineering & Corporate Development

Mark Fitzgerald
Senior Vice President, Production

Hilary Foulkes
Senior Vice President, Business Development

Thane Jensen
Senior Vice President, Operations Engineering

Keith Luft
General Counsel and Senior Vice President,
Stakeholder Relations

Bob Shepherd
Senior Vice President, Exploration & Development

Notes:
(1) Member of the Audit Committee
(2) Member of the Human Resources and Compensation Committee
(3) Member of the Reserves Committee
(4) Member of the Governance Committee
(5) Member of the Health, Safety, Environment and Regulatory Committee
(6) Member of the Acquisition and Divestments Committee

2010 FIRST QUARTER REPORT 41

Legal Counsel

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

Independent Reserve Evaluator

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Sproule Associates Limited
Calgary, Alberta

Auditors

KPMG LLP
Calgary, Alberta

Bankers

Canadian Imperial Bank of Commerce
Bank of Montreal
The Bank of Nova Scotia
Royal Bank of Canada
The Toronto Dominion Bank
Bank of America, N.A., Canada Branch
BNP Paribas (Canada)
Citibank, N.A., Canadian Branch
HSBC Bank Canada
Alberta Treasury Branches
National Bank of Canada
Sumitomo Mitsui Banking Corporation
of Canada
Bank of Tokyo-Mitsubishi UFJ (Canada)
Societe Generale (Canada Branch)
Export Development Canada
Caisse Centrale Desjardins
Union Bank, Canada Branch
Canadian Western Bank
United Overseas Bank Limited

Transfer Agent

CIBC Mellon Trust Company
Calgary, Alberta

Investors are encouraged to contact CIBC Mellon Trust Company for information regarding their security holdings. They can be reached at:

CIBC Mellon Trust Company:
416-643-5000 or toll-free throughout North America at
1-800-387-0825
Email: inquiries@cibcmellon.ca
Website: www.cibcmellon.ca

Stock Exchange Listing

The Toronto Stock Exchange
Trading Symbol: PWT.UN

Debentures: PWT.DB.C, PWT.DB.D, PWT.DB.E and PWT.DB.F

The New York Stock Exchange
Trading Symbol: PWE

Head Office

Suite 200, 207 – 9th Avenue S.W.
Calgary, Alberta T2P 1K3
Telephone: 403-777-2500
Toll Free: 1-866-693-2707
Fax: 403-777-2699
Website: www.pennwest.com

For further information contact:

Investor Relations
Toll Free: 1-888-770-2633
E-mail: investor_relations@pennwest.com

William E. Andrew
Chief Executive Officer
Phone: 403-777-2502
E-mail: bill.andrew@pennwest.com

Notes to Reader

This document contains forward-looking statements (forecasts) under applicable securities laws. Forward-looking statements are necessarily based upon assumptions and judgements with respect to the future including, but not limited to, the outlook for commodity markets and capital markets, the performance of producing wells and reservoirs, and the regulatory and legal environment. Many of these factors can be difficult to predict.  As a result, the forward-looking statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

Refer to our MD&A for a more detailed discussion of forward-looking statements.

2010 FIRST QUARTER REPORT 42